Changes in Affiliates (New Affiliate)

POSCO Australia GP Pty Limited is a new affiliate company of the POSCO Group. POSCO Australia Pty Ltd., an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of POSCO Australia GP Pty Limited.

Company to be affiliated:

• Company Name: POSCO Australia GP Pty Limited

• Total Assets (KRW): 21,058,400

• Total Shareholders’ Equity (KRW): 21,058,400

• Total Liabilities (KRW): -

• Total Capital (KRW): 21,058,400

• Current total number of affiliated companies: 144